UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2026

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐      No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg Moshe Eisenberg, Chief Financial Officer
Dated: April 14, 2026

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES ACQUISITION OF VISUAL LAYER TO
DEEPEN ITS VISUAL AI CAPABILITIES IN ITS INSPECTION
AND METROLOGY OFFERING

Migdal HaEmek, Israel, April 14, 2026,  Camtek Ltd. (Nasdaq: CAMT, TASE: CAMT), a leading developer and manufacturer of inspection and metrology equipment for the semiconductor industry, today announced that it has signed a definitive agreement to acquire Visual Layer, a Tel Aviv-based AI company specializing in visual analytics.

Visual Layer was founded by Danny Bickson, PhD and Amir Alush, PhD and is backed by leading Silicon-Valley venture capital firms. The company brings advanced AI capabilities, including proprietary technology and a highly skilled team of AI researchers and software engineers, with deep expertise in visual AI. Camtek has worked closely with Visual Layer for over a year, integrating its technology into Camtek’s offerings and collaborating extensively at the R&D level, and is well-acquainted with its technology, team, and execution capabilities.

Rafi Amit, Chief Executive Officer of Camtek, commented: “AI has been a strategic priority for Camtek, and the acquisition of Visual Layer marks a significant step up in the depth and pace of our development. Visual Layer’s technology and team are a natural extension of what we have been building at Camtek, and we are confident this acquisition will allow us to address the increasingly demanding requirements of today’s market. The Visual Layer team aligns well with Camtek’s values of innovation and focus on customer needs. Having worked alongside them for over a year, we have seen that alignment in practice, which underlies my conviction that this acquisition will be highly accretive to Camtek’s long-term capabilities.”

Lior Aviram, Executive Chairman of Camtek, added: “The direction of our industry is clear. AI-driven inspection and metrology will increasingly define the competitive landscape in the coming years and Camtek is positioning itself to lead that transition. We expect to see tangible positive impact already in the near-term in terms of improved product throughput and performance. We also see a meaningful opportunity and potential beyond our core business to build AI-driven software and analytics offerings that could, over time, open an additional and recurring revenue stream for Camtek.”

Danny Bickson, Chief Executive Officer & Amir Alush, Chief Technology Officer of Visual Layer, said: “Semiconductor manufacturing is one of the most demanding and strategically important industries in the world, and Camtek has earned its position at the center of it. Visual Layer was built from the ground up for the challenges of industrial visual intelligence, and our work with Camtek over the past year has shown us directly how AI technology can significantly improve capabilities in production environments. Joining Camtek gives us the platform, the customer access, and the scale to make a real impact. Our ambition is to help grow Camtek’s AI group into a leading center of excellence in the field, attracting top talent.”

The transaction is subject to customary closing conditions and is expected to close in the next few weeks. Financial terms of the transaction were not disclosed.

Additional information will be provided with the announcement of its first quarter 2026 results, expected in May 2026.

For more information about Camtek Ltd. and its advanced inspection and metrology solutions, please visit www.camtek.com.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industry’s leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers’ requirements.

ABOUT VISUAL LAYER

Visual Layer is a Tel Aviv-based AI company developing advanced visual data management and analytics technology. Founded by leading experts in computer vision and deep learning, the company's proprietary AI platform enables organizations to process, analyze, and extract actionable insights from large-scale visual data across industries, including semiconductor manufacturing. For more information, visit www.visual-layer.com.

This press release is available at www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expectations and statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, risks related to uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction; unanticipated or undisclosed liabilities assumed; attempts to retain key personnel may not succeed; risks related to post merger integration and diverting management’s attention from Camtek’s ongoing business operations; potential litigations or disputes, incidental to the conduct of the acquired company’s ongoing business, with customers, suppliers, former employees, or other third parties; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; risks related to the war situation in Israel, and the escalation of hostilities in the Middle East; the impact of disruptions to global shipment and supply chain, including but not limited to increased risk and disruption around the Strait of Hormuz, and broader impacts on energy and freight markets; the continued demand  and future contribution of HBM and Chiplet applications and devices to the Company business resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; risks related to fluctuations in foreign currency exchange rates; and those other factors discussed in our Annual Report on Form 20-F as published on March 19, 2026, as well as other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.